FV PHARMA INC.

INTERIM CONDENSED FINANCIAL STATEMENTS

Unaudited - Prepared by Management

THREE MONTHS ENDED MARCH 31, 2018

(Presented in Canadian Dollars)

FV PHARMA INC.

Unaudited - Prepared by Management

THREE MONTHS ENDED MARCH 31, 2018

CONTENTS

(Presented in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Continuous Disclosure Obligations, if an auditor has not performed a review of the interim condensed financial statements, they must be accompanied by a notice indicating that they have not been reviewed by an an auditor.

The accompanying unaudited interim condensed financial statements of FV Pharma Inc. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim condensed financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

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FV PHARMA INC.

INTERIM CONDENSED STATEMENTS OF FINANCIAL POSITION
Unaudited - Prepared by Management

AS AT

(Presented in Canadian Dollars)

		March 31,	December 31,
		2018	2017
	Note	(Unaudited)	(Audited)

ASSETS

Current Assets
Cash		$3,086,867	$4,739,988
Sales taxes recoverable		880,320	294,508
Biological assets		152,913	-
Prepaid and other assets		211,118	353,160

		4,331,218	5,387,656
Long Term Assets
Property, plant, and equipment	5	11,000,742	8,292,038

		$15,331,960	$13,679,694

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued liabilities		$2,191,742	$1,263,892
Advances from director	6	2,104	2,104

		2,193,846	1,265,996

Equity
Class A share capital	7	201,500	201,500
Class B share capital	7	15,633,242	12,794,962
Reserves	7	5,003,400	3,612,500
Deficit		(7,700,028)	(4,195,264)

		13,138,114	12,413,698

		$15,331,960	$13,679,694
Going Concern	2

The accompanying notes are an integral part of these interim condensed financial statements.

FV PHARMA INC.

INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
Unaudited - Prepared by Management

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

	Note	2018	2017

EXPENSES
Share-based payments	7	$1,390,900	$-
Salaries and wages		796,392	-
Professional fees		573,700	-
Office expenses		474,834	1,287
Occupancy costs		248,529	12,725
Advertising and promotion		3,187	-
Amortization	5	57,205	-
		3,544,747	14,012

LOSS FROM OPERATIONS		(3,544,747)	(14,012)

RENTAL INCOME		39,983	-

LOSS BEFORE INCOME TAXES		(3,504,764)	(14,012)

INCOME TAXES		-	-

NET LOSS AND COMPREHENSIVE LOSS		$(3,504,764)	$(14,012)

The accompanying notes are an integral part of these interim condensed financial statements.

FV PHARMA INC.

INTERIM CONDENSED STATEMENTS OF CHANGES IN EQUITY
Unaudited - Prepared by Management

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

	Class A Shares		Class B Shares		Contributed		Total
	Number	Amount	Number (i)	Amount	Surplus	Deficit	Equity

Balance at December 31, 2016	15,000	$201,500	383,262,675	$893,794	$-	$(670,749)	$424,545

Issuance of common shares (note 7)	-	-	1,130,500	25,000	-	-	25,000

Net loss	-	-	-	-	-	(14,012)	(14,012)

Balance at March 31, 2017	15,000	$201,500	384,393,175	$918,794	$-	$(684,761)	$435,533

	Class A Shares		Class B Shares		Contributed		Total
	Number	Amount	Number (i)	Amount	Surplus	Deficit	Equity

Balance at December 31, 2017	15,000	$201,500	762,764,138	$12,794,962	$3,612,500	$(4,195,264)	$12,413,698

Issuance of common shares (note 7)	-	-	31,536,454	2,838,280	-	-	2,838,280

Share-based payments (note 7)	-	-	-	-	1,390,900	-	1,390,900

Net loss	-	-	-	-	-	(3,504,764)	(3,504,764)

Balance at March 31, 2018	15,000	$201,500	794,300,592	$15,633,242	$5,003,400	$(7,700,028)	$13,138,114

(i) Adjusted retrospectively for the 1.7 to 1 share split that occurred on October 20, 2017 and for the 1.33 to 1 share split that occurred on January 1, 2018.

The accompanying notes are an integral part of these financial statements.

FV PHARMA INC.

INTERIM CONDENSED STATEMENTS OF CASH FLOWS
Unaudited - Prepared by Management

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,504,764)	$(14,012)
Items not requiring an outlay of cash:
Amortization	57,205	-
Share-based payments	1,390,900	-

Changes in non-cash working capital:
Sales taxes recoverable	(585,812)	(518)
Biological assets	(152,913)	-
Prepaid and other assets	142,042	-
Accounts payable and accrued liabilities	927,850	(1,120)

CASH USED IN OPERATING ACTIVITIES	(1,725,492)	(15,650)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common shares	2,838,280	25,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(2,765,909)	-

NET INCREASE (DECREASE) IN CASH	(1,653,121)	9,350

CASH, BEGINNING OF PERIOD	4,739,988	30,081

CASH, END OF PERIOD	$3,086,867	$39,431

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these interim condensed financial statements.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

1. NATURE OF BUSINESS

FV Pharma Inc. ("FV Pharma" or the "Company") was incorporated on September 12, 2011 under the Business Corporations Act (Ontario) as 2298519 Ontario Corp. and changed its name to FV Pharma Inc. on September 17, 2013. The Company is domiciled in the Province of Ontario and its head office is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, L1Z 1Z2.

FV Pharma is in the business of the production and sale of medical cannabis in accordance with Health Canada’s Access to Cannabis for Medical Purposes Regulation (the “ACMPR”), issued pursuant to the Controlled Drugs and Substances Act (Canada).

FV Pharma received its license under section 22(2) of the ACMPR on October 13, 2017. The license effectively pemits FV Pharma to acquire marijuana plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing within the confines of its facility located at 520 William Street, Cobourg, Ontario.

The license does not permit FV Pharma to sell medical cannabis. In order to proceed with the sale of medical cannabis, FV Pharma will first have to obtain an amendment to its license from Health Canada. The granting of such an amendment is dependent upon FV Pharma demonstrating compliance with the quality control standards and the good production practices as established under subdivision D of the ACMPR, as well as Health Canada completing an inspection with respect to record-keeping, security measures, packaging, labelling, shipping, and other requirements prescribed by the ACMPR. Health Canada may then issue an extended license which would allow FV Pharma to sell or provide fresh or dried marijuana or cannabis oil to patients of FV Pharma, or such other persons who are permitted to purchase cannabis products under subsection 22(2) of the ACMPR.

The Board of Directors approved these interim condensed financial statements for issue on May 30, 2018.

2. BASIS OF PREPARATION Statement of Compliance

These interim financial statements are unaudited and have been prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting, issued by the International Accounting Standards Board ("IASB"), using accounting policies of International Financial Reporting Standards ("IFRS").

These interim financial statements for the three months ended March 31, 2018 and 2017 should be read together with the annual financial statements as at and for the year ended December 31, 2017. The same accounting policies and methods of computation were followed in the preparation of these interim financial statements as were followed in the annual audited financial statements as at and for the year ended December 31, 2017, except for new accounting policies listed in note 3.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

2. BASIS OF PREPARATION (Continued)

 -Going Concern

These interim condensed financial statements have been prepared using accounting policies applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due. The Company has not yet commenced production at its licensed facility and does not yet have a license to sell medical cannabis, as discussed in note 1. The Company incurred a net loss for the period ended March 31, 2018 of $3,504,764 (2017 – $14,012), has an accumulated deficit of $7,700,028 (2017 - $4,195,264). The Company is in the pre-revenue stage and has not yet achieved profitable operations and is subject to risks and challenges similar to other companies in a comparable stage. These risks include, but are not limited to, dependence on key individuals, licensing risks, product development risks, marketing risks, financing risks, and the ability to maintain adequate cash flows and continuing as a going concern. Cash on hand is currently not adequate to cover expected expenditures for the next twelve months and therefore the Company will be required to secure additional funding. See note 11.

These challenges and the continued cumulative operating losses indicate material uncertainties that cast significant doubt on the Company’s ability to continue as a going concern. These interim condensed financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts nor to the amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern or be unable to realize its assets and discharge its liabilities in the normal course of business. Such adjustments can be material.

Basis of Measurement

These interim condensed financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value.

Functional and Presentation Currency

The Company’s functional and presentation currency is the Canadian dollar.

Critical Accounting Judgments, Estimates, and Assumptions

Preparation of interim condensed financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these judgments, estimates, and assumptions could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

2. BASIS OF PREPARATION (Continued)

Critical Accounting Judgments, Estimates, and Assumptions (Continued)

Significant areas of judgment considered by management in preparing the interim condensed financial statements are as follows:

Going Concern

Management has made an assessment of the Company’s ability to continue as a going concern and prepares its financial statements on a going concern basis. However, management does not believe the Company has sufficient cash on hand to meet the Company’s operating expenditures beyond March 31, 2018 which may cast significant doubt upon the Company’s ability to continue as a going concern. These interim condensed financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Deferred Tax Assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits, together with future tax planning strategies.

Share-based Payments Expense

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price at the date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of stock-based compensation expense.

Useful Lives and Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment are amortized over their useful life and are assessed for impairment at each reporting date. Management prepares their estimate of the useful life of an asset based on the expected economic life of an asset. Management also exercises judgment in identifying indicators of impairment as well as estimating the recoverable amount of an asset, if indicators do exist. The determination of the recoverable amount requires the estimation of a discount rate to calculate the discounted cash flows of the asset, as well as estimation of the value that would be received in an arm's length sale. These estimates impact the valuation of long-lived assets as well as impairment expense.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

2. BASIS OF PREPARATION (Continued)

Critical Accounting Judgments, Estimates, and Assumptions (Continued) Valuation of Biological Assets

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell up to the point of harvest. Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, sales price, and expected remaining future yields for the cannabis plants.

3. SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been adopted since December 31, 2017:

Biological Assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest. Production costs related to the transformation of biological assets to the point of harvest are capitalized and included in the fair value measurement of biological assets. Agricultural produce consisting of cannabis is measured at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of harvested goods inventories after harvest.

Gains or losses arising from changes in fair value less costs to sell during the years, exclusive of capitalized production costs, are included in the results of operations of the related period. Upon harvest, capitalized production costs are transferred to finished harvest and included in the results of operations during the period in which the harvested cannabis is sold and revenue recognized.

Change in Accounting Policies

Effective January 1, 2017, the Company has adopted the following new and revised standards, along with any consequential amendments. These changes were made in accordance with the applicable transitional provisions.

(a) IFRS 2, Share-based Payment (“IFRS 2”) - In June 2016, the IASB issued amendments to IFRS 2, which expands upon the guidance for recognizing a liability for cash-settlement of a share-based payment as well as transactions with a net settlement feature for withholding tax obligations. These amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) IFRS 4, Insurance Contracts (“IFRS 4”) - In September 2016, the IASB issued amendments to IFRS 4, which permits insurers to apply the overlay approach to designated financial assets and to reclassify in specified circumstances some or all of their financial assets so that the assets are measured at fair value through profit or loss. These amendments are effective for periods beginning on or after January 1, 2018. Earlier application is permitted.

(c) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), was issued in May 2015, which replaced IAS 11, Construction Contracts, IAS 18, Revenue Recognition, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions Involving Advertising Services. IFRS 15 provides a single, principles based five step model that will apply to all contracts with customers with limited exceptions, including, but not limited to, leases within the scope of IAS 17; financial instruments and other contractual rights or obligations within the scope of IFRS 9, IFRS 10, Consolidated Financial Statements and IFRS 11, Joint Arrangements. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The incremental costs of obtaining a contract must be recognized as an asset if the entity expects to recover these costs. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. IFRS 15 is required for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

Recent Accounting Pronouncements

New IFRS accounting standards, interpretations, and amendments to existing standards that were not yet effective as at December 31, 2017, are described in note 3 to the annual financial statements. The Company is currently assessing what impact the application of those standards or amendments will have on its financial statements. The Company intends to adopt the standards, when they become effective. There have been no other changes to existing IFRS accounting standards and interpretations since December 31, 2017 that are expected to have a material effect on the Company’s interim condensed financial statements.

4. BIOLOGICAL ASSETS

Biological assets consist of cannabis plants. As at March 31, 2018, these assets consist of juvenile plants which were purchased immediately prior to quarter-end and are in the process of being planted.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

5. PROPERTY AND EQUIPMENT

On November 9, 2017 the Company purchased a 620,000 square foot indoor plant which comprises its licensed facility at 520 William Street, Cobourg, Ontario for $5,500,000. The facility was acquired for the purpose of producing medical cannabis pursuant to its cultivation license under the ACMPR.

As at March 31, 2018, the first 25,000 square feet of the facility has been put into use and the Company has begun recording amortization on this portion of the facility. Construction is still required to prepare the remainder of the facililty for additional production capacity.

A continuity of property, plant, and equipment for the year ended March 31, 2018 is as follows:

		Facility under	Furniture and
Cost	Land	Development	Equipment	Total
Opening balance	$1,100,000	$7,068,820	$123,218	$8,292,038
Additions	-	2,564,682	201,227	2,765,909
Disposals	-	-	-	-
Closing balance	$1,100,000	$9,633,502	$324,445	$11,057,947

		Facility under	Furniture and
Accumulated Amortization	Land	Development	Equipment	Total
Opening balance	$-	$-	$-	$-
Amortization	-	51,610	5,595	57,205
Closing balance	$-	$51,610	$5,595	$57,205

		Facility under	Furniture and
Carrying Value	Land	Development	Equipment	Total
Opening balance	$1,100,000	$7,068,820	$123,218	$8,292,038
Closing balance	$1,100,000	$9,581,892	$318,850	$11,000,742

6. ADVANCES FROM SHAREHOLDER

These advances are due to Thomas Fairfull, a shareholder, director, and officer of the Company. The advances are unsecured, non-interest bearing, and are due on demand.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

7. SHARE CAPITAL Authorized

Unlimited Class A common voting shares, no par value

Unlimited Class B common non-voting shares, no par value

Issued and Outstanding

On January 1, 2018 the Company performed a share split on the basis of 1.33 new Class B common non-voting shares for each presently issued Class B common non-voting share. All share quantities and prices per share in these financial statements are reflected retrospectively on a post-split basis.

On March 28, 2018, the Company completed a non-brokered private placement issuing 31,536,454 Class B common non-voting shares at a price of $0.09 per share for gross proceeds of $2,838,280.

Stock Options

On January 5, 2018, the Company adopted a stock option plan to govern the granting of stock options to its directors, officers, key employees, and consultants, to enable them to purchase Class B common non-voting shares. Under the plan, the maximum number of options outstanding may not exceed 10% of the total number of shares outstanding on the grant date. In addition, the exercise price of an option granted under the plan cannot be less than the fair market value of a share on the grant date. Vesting conditions for shares issued under the plan shall be determined by the Board of Directors at the grant date.

The following table reflects the continuity of stock options:

	2018
		Weighted
		Average
	Number of	Exercise
	Options	Price
Outstanding, beginning of period	40,000,000	$0.02
Granted (i)	33,500,000	0.06
Exercised	-	-
Expired	-	-

Outstanding, end of period	73,500,000	$0.04

Exercisable, end of period	73,500,000	$0.04

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

7. SHARE CAPITAL (Continued)

      Stock Options (Continued)

(i) Between January 5, 2018 and March 28, 2018, the Company granted 33,500,000 stock options to employees and consultants. The options have an exercise price between $0.05 and $0.09 per share and expire 5 years from the grant date. The options vested immediately and are each exercisable into one Class B common non-voting share.

Options granted are accounted for by the fair value method of accounting for share-based payments. The Company records share-based payments expense over the vesting period and credits reserves for all options granted.

The fair value of the options granted was estimated at the grant date using the following weighted average assumptions:

2018

Expected volatility	100%
Dividend yield	0.0%
Risk-free interest rate	2.1%
Expected life in years	5 years

The expected volatility is based on management's estimate of the volatility in the Company's share price over the life of the options. The Company has not paid any cash dividends historically and does not have any plans to pay cash dividends in the forseeable future. The risk-free interest rate is based on the yield of Canadian benchmark bonds with an equivalent term to maturity. The expected life of the options is based on management's estimate of the time that the options will be outstanding.

The weighted average fair value per stock option granted during the period ended March 31, 2018 was calculated as $0.0415. Share-based payments expense for options vested during the period ended March 31, 2018 was $1,390,900.

The Company had the following stock options outstanding and exercisable as at March 31, 2018:

Number of Options			Weighted Average
Outstanding and	Exercise		Remaining
Exercisable	Price	Expiry Date	Contractual Life
40,000,000	$0.0221	September 15, 2022	4.46 years
29,000,000	$0.0500	January 5, 2023	4.77 years
1,000,000	$0.0900	February 25, 2023	4.91 years
1,000,000	$0.0900	March 22, 2023	4.98 years
2,500,000	$0.0900	March 28, 2023	4.99 years

73,500,000

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

7. SHARE CAPITAL (Continued)

      Warrants

The following table reflects the continuity of warrants

	2018
	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	71,354,218	$0.03
Issued	-	-
Exercised	-	-
Expired	-	-
Outstanding, end of period	71,354,218	$0.03

The Company had the following warrants outstanding as at March 31, 2018:

	Number of Warrants	Exercise
Issue Date	Outstanding	Price	Expiry Date
September 15, 2017	40,000,000	$0.0294	September 15, 2022
October 20, 2017	2,405,970	$0.0376	October 20, 2019
November 1, 2017	15,629,229	$0.0376	November 1, 2019
November 14, 2017	10,731,703	$0.0376	November 14, 2019
November 21, 2017	2,153,882	$0.0376	November 21, 2019
December 12, 2017	217,974	$0.0376	December 12, 2019
December 29, 2017	215,460	$0.0376	December 29, 2019

	71,354,218

8. RELATED PARTY TRANSACTIONS

Transactions with related parties during the period were as follows:

(a) Key management personnel are defined as those individuals having authority and responsibility for planning, directing, and controlling the activities of the Company. The Company considers Thomas Fairfull, the sole officer and director, to be its key management personnel. For the periods ended March 31, 2018 compensation of key management personnel was $432,083 (2017 - $Nil).

(b) Advances due to a director are described in note 6.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

9.  MANAGEMENT OF CAPITAL

There were no changes in the Company's approach to capital management during the three months ended March 31, 2018. The Company's capital includes all components of equity, which amounts to $13,138,114 as at March 31, 2018 ($12,413,698 as at December 31, 2017).

10. FINANCIAL RISK MANAGEMENT Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company does not yet generate revenues from its principal marijuana operations and has been generating cash flows primarily from financing activities for the periods ended March 31, 2018 and 2017.

The following is an analysis of financial obligations based on their due dates:

		Payments due by period
	Less than	1 - 5	More than
	1 year	years	5 years	Total

March 31, 2018
Accounts payable	$2,191,742	$-	$-	$2,191,742
Advances from shareholder	2,104	-	-	2,104

	$2,193,846	$-	$-	$2,193,846

December 31, 2017
Accounts payable	$1,263,892	$-	$-	$1,263,892
Advances from shareholder	2,104	-	-	2,104

	$1,265,996	$-	$-	$1,265,996

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

10. FINANCIAL RISK MANAGEMENT (Continued)

      Liquidity Risk (Continued)

The following is a liquidity analysis of the Company's assets:

		Liquidity by period
	Less than	More than
	1 year	1 year	Non-liquid	Total

March 31, 2018
Cash	$3,086,867	$-	$-	$3,086,867
Sales taxes recoverable	880,320	-	-	880,320
Biological assets	152,913	-	-	152,913
Prepaid and other assets	211,118	-	-	211,118
Property, plant, and equipment	-	-	11,000,742	11,000,742

	$4,331,218	$-	$11,000,742	$15,331,960
December 31, 2017
Cash	$4,739,988	$-	$-	$4,739,988
Sales taxes recoverable	294,508	-	-	294,508
Prepaid and other assets	353,160	-	-	353,160
Property, plant, and equipment	-	-	8,292,038	8,292,038

	$5,387,656	$-	$8,292,038	$13,679,694

There have been no changes to the Company's liquidity risk management policies since December 31, 2017. See note 2 for discussion of going concern risk.

Considering the available liquidity as at March 31, 2018, the expected burn rates from operations and future commitments, the Company's exposure to liquidity risk as at March 31, 2018 is considerd high. The Company expects to address this risk by raising funds through external financing as needed. See note 11.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

10. FINANCIAL RISK MANAGEMENT (Continued)

      Credit Risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfil its payment obligations. All of the Company's cash is deposited with a highly-rated financial institution and harmonized sales taxes are due from the Government of Canada, and accordingly, management considers credit risk to be low. There have been no changes to the Company's credit risk management policies since December 31, 2017.

The Company's maximum exposure to credit risk is presented below. All loans and receivables are current and are due within 30 days.

	2018	2017
Cash and deposits
Cash	$3,086,867	$4,739,988
Loans and receivables
Sales taxes recoverable	880,320	294,508
Funds held in trust	-	81,195
Rent receivable	13,409	17,245
	893,729	392,948
	$3,980,596	$5,132,936

11. SUBSEQUENT EVENTS

Definitive Agreements

Century Financial Capital Group Inc.

The Company executed a definitive business combination agreement on March 9, 2018 with Century Financial Capital Group Inc. ("Century"), whereby Century will be combined with FV Pharma, to continue the business of FV Pharma as a medical cannabis producer under the

ACMPR.

Under the terms of the definitive agreement, the proposed transaction will be completed by way of a "three-cornered amalgamation" whereby 2620756 Ontario Inc., a wholly-owned subsidiary of Century, will amalgamate with FV Pharma and the amalgamated entity will be a wholly-owned subsidiary of Century. Concurrently with the completion of the amalgamation, Century will change its name to "CannaConneXion Inc." or such other name as the parties may agree, and will carry on the business of FV Pharma as a medical cannabis producer under the ACMPR.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

11. SUBSEQUENT EVENTS (Continued)

     Definitive Agreements (Continued)

Century Financial Capital Group Inc. (Continued)

Pursuant to the terms of the definitive agreement and in connection with the amalgamation:

• Century will amend its articles to (i) amend and designate the current common shares of Century as Class B subordinate voting shares; and (ii) create a new class of Class A multiple voting shares;

• Holders of outstanding Class A common voting shares of FV Pharma will receive one Century Class A share for each FV Pharma Class A share held;

• Holders of outstanding Class B common non-voting shares of FV Pharma and, together with the Class A shares, including FV Pharma Class B shares issued on conversion of the subscription receipts, will receive one Century Class B share for each FV Pharma Class B share held; and

• All outstanding options to purchase FV Pharma shares and options to purchase Century shares will be exchanged, on an equivalent basis, for options to purchase Century Class B shares, and all outstanding warrants to purchase FV Pharma Class B shares and warrants to purchase Century shares will be exchanged, on an equivalent basis, for warrants to purchase Century Class B shares.

There are currently approximately 108,461,416 existing Century shares issued and outstanding. Excluding the FV Pharma Class B shares to be issued on conversion of the subscription receipts sold pursuant to the proposed financing (described below), there are currently 15,000 FV Pharma Class A shares and approximately 794,300,592 FV Pharma Class B shares issued and outstanding, and it is expected that there will be 15,000 Century Class A shares and approximately 902,762,008 Century Class B shares issued and outstanding as a result of the proposed transaction on an undiluted basis. Accordingly, excluding the FV Pharma Class B shares to be issued on conversion of the subscription receipts, approximately 12% of the Century Class B shares will be held by shareholders of Century and approximately 88% of the Century Class B shares and all of the Century Class A shares will be held by former shareholders of FV Pharma following closing of the transaction. The shares held by new principals of Century will be subject to such escrow requirements as may be imposed by the securities regulatory authorities.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

11. SUBSEQUENT EVENTS (Continued)

      Definitive Agreements (Continued)

Century Financial Capital Group Inc. (Continued)

The definitive agreement includes a number of conditions, including, but not limited to, requisite shareholder approvals, completion of the financing, receipt of all necessary regulatory approvals, including the conditional approval of the Canadian Stock Exchange ("CSE"), satisfaction of the minimum listing requirements of the CSE and other closing conditions customary to transactions of the nature of the proposed transaction. The proposed transaction will be carried out by parties dealing at arm's length to one another and therefore will not be considered to be a non-arm's-length transaction.

On May 25, 2018, the business combination transaction closed, with Century changing its name to FSD Pharma Inc. and on May 29, 2018 commenced trading under the symbol "HUGE".

Cannabis Wheaton Income Corp.

The Company has entered into a binding definitive agreement with its streaming partner Cannabis Wheaton Income Corp (TSX-V: CBW) to develop all aspects of the Company’s cannabis cultivation facility in mutually agreed staged phases located at 520 William Street Cobourg Ontario.

Pursuant to the agreement, CBW will receive a 49.9% stream of all cannabis (or cannabis- derived products including any immature cannabis plants and any cannabis trim) produced at the facility, under partnership with FV Pharma, in perpetuity.

In exchange for providing the the stream, CBW will use its expertise and experience to assist FV Pharma with all aspects of the design, development, financing, build-out, and operations of the facility as well as the marketing, branding and distribution of all cannabis and cannabis- derived products generated by the facility.

In addition, CBW will also participate in the governance of FV Pharma by having one CBW nominee appointed to the board of directors of FV Pharma.

Subscription Receipts Financing

The Company issued 371,159,913 subscription receipts at a price of $0.09 per subscription receipt for gross proceeds of $33,404,392 as part of the financing requirement under the definitive agreement with Century Financial Capital Group Inc. (as described above). The proceeds of the financing are to be held in escrow until the completion of the escrow release conditions under the definitive agreement. Upon satisfaction of the escrow release conditions, each subscription receipt will be automatically converted into one Class B share of FV Pharma, without any payment of additional consideration by the holder. The escrow release deadline under the subscription receipt agreement is May 31, 2018.

FV PHARMA INC.

NOTES TO THE INTERIM CONDENSED FINANCIAL STATEMENTS
Unaudited - Prepared by Management

MARCH 31, 2018 AND 2017

(Presented in Canadian Dollars)

11. SUBSEQUENT EVENTS (Continued)

     Financing (Continued)

In connection with the proposed financing, First Republic will receive a corporate finance fee equal to 2% of the gross proceeds, a sales commission equal to 7% of the gross proceeds, a number of corporate finance broker warrants equal to 2% of the aggregate number of subscription receipts issued and a number of selling compensation warrants equal to 7% of the aggregate number of subscription receipts issued. Each warrant issued will have an exercise price of $0.09 per warrant and a term to expiry of two years.

In connection with the proposed business combination, First Republic will also receive an introduction fee of 2.5% of the value of the transaction, to be paid through the issuance of Class B subordinate voting shares of Century.

On May 25, 2018, the subscription receipts were exchanged for 371,159,913 Class B common non-voting shares and the financing was closed for gross proceeds of $33,404,392.

Private Placements

On April 18, 2018, the Company completed a non-brokered private placement raising gross proceeds of $1,121,220 through the issuance of 12,457,936 Class B Shares at a price of $ 0.09 per share.

On May 8, 2018, the Company completed a non-brokered private placement raising gross proceeds of $123,530 through the issuance of 1,372,553 Class B Shares at a price of $ 0.09 per share.

Promissory Note

On April 11, 2018, the Company received a loan of $2,000,000 from Century, which is interest-bearing at 10% per annum and is due, together with accrued interest, either upon completion of the business combination described above, or in the event that the combination is not completed, 60 days thereafter.

Stock Options

In April 2018, the Company granted 25,000,000 stock options to consultants which have a term to expiry of 5 years. Of these options, 15,000,000 vest immediately and have an exercise price of $0.09 per share. The remaining 10,000,000 options vest over 18 months and have an exercise price of $0.10 per share.